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Exhibit 1

Japan International Cooperation Agency

        This description of Japan International Cooperation Agency is dated March 8, 2017 and appears as Exhibit 1 to its Annual Report on Form 18-K filed with the U.S. Securities and Exchange Commission

        THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF JAPAN INTERNATIONAL COOPERATION AGENCY.

 FURTHER INFORMATION

        This document appears as an exhibit to the Annual Report of Japan International Cooperation Agency ("JICA") filed with the U.S. Securities and Exchange Commission (the "Commission") on Form 18-K. Additional information with respect to JICA is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and other amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. You may also request a copy of such Annual Report, exhibits and amendments thereto and other information mentioned above by writing or calling JICA. Written requests for such documents should be directed to Japan International Cooperation Agency, Nibancho Center Building 5-25, Niban-cho, Chiyoda-ku, Tokyo 102-8012, Japan, Attention: Capital Markets Division, Treasury Department, JICA, Japan. JICA's telephone number is 81-3-5226-9279. Such Annual Report, exhibits and other amendments are also available through the Commission's Internet website at http://www.sec.gov.

        In this document, all amounts are expressed in Japanese Yen ("¥" or "yen"), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on March 3, 2017 as reported by the Bank of Japan at 5:00 p.m., Tokyo time, was ¥114.27 = $1.00, and the noon buying rate on March 3, 2017 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥114.60 = $1.00.

        References in this document to Japanese fiscal years ("JFYs") are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

        References in this document to "JICA" are to "Japan International Cooperation Agency".

 PRESENTATION OF FINANCIAL INFORMATION

        The fiscal year end of JICA is March 31. JICA's financial statements have been prepared in accordance with accounting principles for incorporated administrative agencies generally accepted in Japan, which may differ in certain respects from accounting principles for business enterprises generally accepted in Japan.

        JICA's operations are separated into two categories for accounting purposes pursuant to Article 17 of the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency (the "JICA Act"): (i) a Finance and Investment Account, which is funded through capital contributions and borrowings from the Japanese government, bonds issued to investors and interest and revenues generated by JICA from loans disbursed and (ii) a General Account, which is largely funded by management grants from the Japanese government.

        The following financial statements are contained in the Annual Report on Form 18-K filed with the Commission of which this document is a part: (i) the annual audited balance sheets as at March 31, 2015 and 2016, the related audited statements of income, cash flows and administrative service operations costs for each of the fiscal years ended March 31, 2015 and 2016, and the significant accounting policies, notes and detailed statements relating thereto, all in respect of the General Account of JICA and (ii) the annual audited balance sheets as at March 31, 2015 and 2016, the related audited statements of income, cash flows and administrative service operations costs for each of the fiscal years ended March 31, 2015 and 2016, and the significant accounting policies, notes and detailed statements relating thereto, all in respect of the Finance and Investment Account of JICA.

RECENT DEVELOPMENTS

Summary Financial Information

        The table below sets forth summary unaudited financial information of the Finance and Investment Account of JICA as of and for the six months ended September 30, 2016, prepared in accordance with accounting principles for incorporated administrative agencies generally accepted in Japan.

Balance Sheet (unaudited)

(as of September 30, 2016)

Finance and Investment Account

(Unit: Yen)

Assets
I	Current assets
		Cash and deposits		198,203,997,739
		Loans	11,448,797,707,080
		Allowance for loan losses	(156,064,455,344)	11,292,733,251,736

		Advance payments		11,740,548,232
		Prepaid expenses		116,584,604
		Accrued income
		Accrued interest on loans	33,984,692,620
		Accrued commitment charges	786,494,969
		Accrued interest	131,855	34,771,319,444

		Accounts receivable		889,261,328
		Advances paid		14,019,889
		Short-term guarantee deposits		41,235,000,000

		Total current assets			11,579,703,982,972
II	Non-current assets
	1	Tangible assets
		Buildings	3,246,967,640
		Accumulated depreciation	(945,495,171)
		Accumulated impairment loss	(675,214,797)	1,626,257,672

		Structures	50,459,764
		Accumulated depreciation	(21,587,299)
		Accumulated impairment loss	(11,670,468)	17,201,997

		Machinery and equipment	195,330,170
		Accumulated depreciation	(63,888,772)
		Accumulated impairment loss	(102,287,680)	29,153,718

		Vehicles	352,447,979
		Accumulated depreciation	(226,348,974)	126,099,005

		Tools, furniture, and fixtures	362,766,825
		Accumulated depreciation	(226,254,516)	136,512,309

		Land	12,703,270,000
		Accumulated impairment loss	(6,091,196,973)	6,612,073,027

		Construction in progress		13,139,201

		Total tangible assets		8,560,436,929
	2	Intangible assets
		Trademark right		491,088
		Software		39,149,107
		Software in progress		352,339,426

		Total intangible assets		391,979,621
	3	Investments and other assets
		Investment securities		1,126,334,315
		Shares of affiliated companies		41,795,017,345
		Claims probable in bankruptcy, claims probable in rehabilitation, and other	87,070,850,239
		Allowance for loan losses	(73,603,348,923)	13,467,501,316

		Long-term prepaid expenses		12,348,413
		Long-term guarantee deposits		699,965,467

		Total investments and other assets		57,101,166,856

		Total non-current assets			66,053,583,406

		Total assets				11,645,757,566,378

Balance Sheet (unaudited) (Continued)

(as of September 30, 2016)

(Unit: Yen)

Liabilities
I	Current liabilities
	Current portion of borrowings from government fund for Fiscal Investment and Loan Program		204,130,806,000
	Accounts payable		1,496,959,570
	Accrued expenses		6,431,209,829
	Derivatives		39,678,840,083
	Lease obligations		30,731,895
	Deposits received		333,213,183
	Unearned revenue		13,582,497
	Provision
	Provision for bonuses	318,507,873
	Provision for contingent losses	15,261,870,580	15,580,378,453

	Suspense receipt		106,406,848

	Total current liabilities			267,802,128,358
II	Non-current liabilities
	Bonds		532,305,000,000
	Discounts on bonds payable		(145,592,903)
	Borrowings from government fund for Fiscal Investment and Loan Program		1,518,688,948,000
	Long-term lease obligations		18,563,620
	Long-term deposits received		1,724,893,000
	Provision for retirement benefits		4,129,235,099
	Asset retirement obligations		70,374,150

	Total non-current liabilities			2,056,791,420,966

	Total liabilities				2,324,593,549,324
Net assets
I	Capital
	Government investment		7,877,557,840,510

	Total capital			7,877,557,840,510
II	Retained earnings
	Reserve fund		1,472,558,065,095
	Unappropriated income for the current business year		39,918,645,223

	[Total income for the current business year]		[39,918,645,223]
	Total retained earnings			1,512,476,710,318
III	Valuation and translation adjustments
	Valuation difference on available-for-sale securities		(159,306,322)
	Deferred gains or losses on hedges		(68,711,227,452)

	Total valuation and translation adjustments			(68,870,533,774)

	Total net assets				9,321,164,017,054

	Total liabilities and net assets				11,645,757,566,378

Statement of Income (unaudited)

(April 1, 2016-September 30, 2016)

Finance and Investment Account

			(Unit: Yen)
Ordinary expenses
Expenses related to operations of cooperation through finance and investment
Interest on bonds and notes	2,946,111,685
Interest on borrowings	9,695,933,487
Interest on interest rate swaps	4,195,064,775
Operations consignment expenses	4,851,264,717
Bond issuance cost	279,538,738
Foreign exchange losses	22,984,873
Personnel expenses	1,734,682,144
Provision for bonuses	318,507,873
Retirement benefit expenses	169,617,924
Operating and administrative expenses	5,142,735,041
Depreciation	91,827,658
Taxes	80,665,307
Loss on valuation of investment securities	217,797,414
Provision for allowance for loan losses	12,614,192,630	42,360,924,266

Total ordinary expenses			42,360,924,266
Ordinary revenues
Revenues from operations of cooperation through finance and investment
Interest on loans	77,612,123,514
Dividends on investments	2,126,035,178
Commissions	1,691,125,469
Gain on valuation of shares of affiliated companies	41,626,390
Reversal of provision for contingent losses	504,367,174	81,975,277,725

Financial revenues
Interest income	483,657	483,657

Miscellaneous income		293,904,119
Recoveries of written-off claims		9,911,828

Total ordinary revenues			82,279,577,329

Ordinary income			39,918,653,063
Extraordinary losses
Loss on disposal of non-current assets		1,204,277
Loss on sales of non-current assets		97,554	1,301,831

Extraordinary income
Gain on sales of non-current assets		1,293,991	1,293,991

Net income			39,918,645,223

Total income for the current business year			39,918,645,223

JAPAN INTERNATIONAL COOPERATION AGENCY

Overview

        JICA is an incorporated administrative agency established in October 2003 pursuant to the Act on General Rules for Incorporated Administrative Agencies and the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency (the "JICA Act"). JICA's main objective is to contribute to the promotion of international cooperation as well as the sound development of the Japanese and global economy by supporting the socioeconomic development, recovery or economic stability of developing regions. Following an overhaul in October 2008 (see "—History"), JICA is currently the sole implementing agency for all major Japanese Official Development Assistance ("ODA") schemes, which are separated into three categories—Technical Cooperation, Grant Aid and Finance and Investment (see "—Operations").

        JICA is entirely owned by the Japanese government and is subject to control and supervision by the Minister for Foreign Affairs of Japan and the Minister of Finance of Japan. As of September 30, 2016, government investment by Japan contributed to ¥7,878 billion of net assets on the balance sheet of JICA's Finance and Investment Account and the capital ratio, calculated as total net assets divided by total assets, was 80.04%.

History

        JICA's origins can be traced back to January 1954, with the establishment of the Federation of Japan Overseas Associations. In subsequent years, the Society for Economic Cooperation in Asia, Japan Emigration Promotion, Co., Ltd., Overseas Technical Cooperation Agency, Japan Emigration Service and Japan Overseas Cooperation Volunteers were established, each with the objective of fostering international cooperation. JICA was originally established in May 1974 as a special public institution ("Former JICA") with the promulgation of the Act of Japan International Cooperation Agency. In December 2001, a reorganization and rationalization plan for special public institutions was announced by the Japanese government. Included in this reform plan was a measure transforming JICA into an incorporated administrative agency. This was put into effect by the JICA Act, and Former JICA was re-established as an incorporated administrative agency in October 2003.

        Separately, in December 1960, the Overseas Economic Cooperation Fund Law was promulgated pursuant to which the Overseas Economic Cooperation Fund was established to take over management of the Southeast Asia Development Cooperation Fund from the Export-Import Bank of Japan ("JEXIM"). In April 1999, the Japan Bank for International Cooperation Law was promulgated, and the Japan Bank for International Cooperation ("JBIC") was established, which succeeded the operations of the Overseas Economic Cooperation Fund and JEXIM.

        JICA, in its current form, was established in October 2008 following the enactment in November 2006 of the Act for Partial Amendments to the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency. Pursuant to such Act, the operations of Former JICA, Finance and Investment previously managed by JBIC and a portion of Grant Aid provided by the Ministry of Foreign Affairs of Japan ("MOFA") were succeeded by JICA. MOFA remains responsible for directly providing Grant Aid in conjunction with the execution of diplomatic policies.

Strategy

        In accordance with Article 30, Paragraph 1 of the Act on General Rules for Incorporated Administrative Agencies, JICA established a mid-term plan for achieving its mid-term objectives during a period commencing from the year ended March 31, 2013.

        Taking into consideration the circumstances surrounding development assistance set out in its mid-term objectives, JICA follows its vision of "Inclusive and Dynamic Development" in effectively conducting projects in accordance with the initiatives and policies of the Japanese government regarding ODA. Since its launch as a renewed organization in October 2008, JICA has become the sole implementing agency for all major Japanese ODA schemes—Technical Cooperation, Grant Aid and Finance and Investment. This structure enables JICA to provide optimum cooperation to the developing areas facing various development issues through organic combinations of different schemes, taking into account the characteristics of each scheme.

        JICA's key mission statements and strategies can be summarized as follows:

Mission Statements

Addressing the global agenda.

        The advance of globalization brings positive effects, sparking economic development and providing people with new opportunities. It also has its negative side, though, including such effects as uneven wealth distribution and cross-border issues of climate change, infectious diseases, terrorism, and expanding economic crises. These effects pose a threat to the stability and prosperity of Japan—which depends on resources from around the world—and the rest of the international community. The threat is particularly dire for developing countries. JICA seeks to make full use of Japan's experience and technologies as it works in concert with international society to address the various globalization-related issues developing countries face in a comprehensive manner.

Reducing poverty through equitable growth

        Impoverished people in developing countries are particularly susceptible to the effects of economic crisis, conflict, and disaster and are constantly exposed to the risk of even deeper poverty. Moreover, growing wealth gaps are a destabilizing factor in societies. Helping people to escape poverty and lead healthy, civilized lives is a vital task not only for the growth of developing countries, but also for the stability of the international community. To reduce poverty, employment opportunities must be expanded through equitable growth that gives proper consideration to impoverished members of society, and public services like education and healthcare must be enhanced. JICA aims to provide support for human resources development, capacity building, policy and institutional improvements, and provision of social and economic infrastructure, thereby pursuing sustained poverty reduction through equitable growth.

Improving governance

        A state's capacity for governance refers to its status as a society that can take the resources available to it and direct, apportion and manage them efficiently and in ways that reflect the will of the people. Improving governance is of vital importance to the stable economic growth of developing countries. However, these states often have underdeveloped legal and judicial systems and administrative organs, which present obstacles to efforts to reduce poverty through economic growth. JICA offers support aimed at improving the fundamental systems needed by a state, as well as systems for effectively providing public services based on the needs of people, and at fostering the institutions and human resources needed to manage those systems appropriately.

Achieving human security

        The advance of globalization causes an increase in various cross-border dangers and exposes many people in developing countries to civil strife, disasters, poverty and other humanitarian threats. The concept of human security places individual human beings at its core, seeking to defend them from fear and want: fear of things like conflict, terrorism, disaster, environmental destruction and infectious disease, and want in the face of poverty and in social services and infrastructure. By building up people's abilities to address these issues themselves, this approach aims to build societies in which they can live with dignity. In order to defend the weakest members of society from these various threats, JICA supports efforts to bolster social and institutional capacity and to increase people's ability to deal with threats themselves.

Strategies

Integrated assistance

        JICA undertakes the integrated management of three modalities of assistance—Technical Cooperation, Grant Aid and Finance and Investment—to offer comprehensive support that organically combines such elements as policy and institutional improvements in developing countries; human resources development and capacity building; and improvements in infrastructure. JICA also makes use of diverse approaches and takes advantage of the expanded scale of its operations to tackle issues that go beyond borders and affect entire regions or that span multiple sectors. Through such integrated assistance, JICA pursues international cooperation with even more development impact in terms of both its quality and scale.

Seamless assistance

        JICA brings together a wide variety of aid approaches to provide seamless assistance that spans everything from prevention of armed conflict and natural disasters to emergency aid following a conflict or disaster, assistance for prompt recovery, and mid- to long-term development assistance. Among developing countries are states at various stages of development, from the least developed countries where most of the population lives in poverty to middle-income countries that are on the growth track but are still wrestling with the problems of wealth gaps in society. JICA seeks to provide assistance in ways that best match the level of development in each recipient nation, taking a long-term perspective and offering seamless assistance to ensure sustainable development into the future.

Promoting development partnerships

        JICA aims to be a good partner for developing countries, accurately grasping their changing needs through a focus on the field and promoting their own self-help efforts swiftly and effectively through a focus on results. JICA also promotes public-private partnerships, pooling the experience, technologies and resources of local governments, universities, nongovernmental organizations and other actors. Furthermore, to fulfill its responsibilities as one of the largest donor organizations in the world with more than 40 years of experience, JICA strives to strengthen partnerships with international organizations and other donor institutions, leading the creation of a broad framework for development assistance in a global community that is seeing growing numbers of players in the international cooperation field and increasingly diverse forms of aid to developing countries.

Enhancing research and knowledge-sharing

        In the face of the advance of globalization and the rise of new international cooperation actors, global trends in the issues affecting developing countries are undergoing sweeping change. Through the establishment of the JICA Research Institute, JICA puts its wisdom gained in the field to work, building broad networks of academics from Japan and elsewhere around the world to create new knowledge value in the field of international development assistance not just for Japan but also for the entire world. To play a leading role in guiding the newest development trends, JICA aims to enhance its research and knowledge-sharing capacities. JICA also actively carries out surveys and research grounded in actual assistance projects, focusing on the subjects in both regional and issue-based contexts.

Operations

        Since its launch as a renewed organization in October 2008, JICA has become the sole implementing agency for all major Japanese ODA schemes: Technical Cooperation, Grant Aid and Finance and Investment.

Background to ODA in Japan

        Various organizations and groups, including governments, international organizations, non-governmental organizations ("NGOs") and private companies, carry out economic cooperation to support socioeconomic development in developing countries. The financial and technical assistance that governments provide to developing countries as part of this economic cooperation are called ODA.

        ODA is broadly classified into two types: bilateral aid and multilateral aid. Multilateral aid consists of financing and financial contributions to international organizations, while bilateral aid is provided in three forms: Technical Cooperation, Grant Aid and Finance and Investment. In addition, other schemes of bilateral aid include the dispatch of volunteers.

        In recent years, developed countries in Europe and North America have expanded ODA as a means of strengthening the efforts to address global issues such as climate change and poverty reduction. Furthermore, new donor countries including the People's Republic of China and the Republic of Korea have emerged. Japan, conversely, has decreased its ODA budget as a result of its severe financial circumstances.

        In view of this international situation as well as the flow of domestic administrative reforms, the Japanese government has undertaken reforms that strategize ODA policies and strengthen implementation systems with the objective of further raising the quality of its ODA. With the aim of integrating ODA implementation organizations as part of these reforms, Overseas Economic Cooperation Operations of JBIC and Grant Aid Operations of MOFA (excluding those which MOFA continues to directly implement for the necessity of diplomatic policy) were transferred to JICA as of October 1, 2008, thereby creating a "New JICA". See "—History". Through this integration, the three schemes of assistance have become organically linked under a single organization, which better enables JICA to provide effective and efficient assistance.

JICA's ODA

        The principal schemes of ODA carried on by JICA are outlined below. JICA's operations are separated into two categories for accounting purposes pursuant to Article 17 of the JICA Act: (a) a Finance and Investment Account, which is funded through capital contributions and borrowings from the Japanese government, bonds issued to investors and interest and revenues generated by JICA and (b) a General Account, which is largely funded by management grants from the Japanese government. JICA's Technical Cooperation and Grant Aid activities are carried on through its General Account. JICA's Finance and Investment activities are carried on through its Finance and Investment Account.

Technical Cooperation

        Technical Cooperation draws on Japan's technology, knowhow and experience to nurture the human resources who will promote socioeconomic development in developing countries. Moreover, through collaboration with partner countries in jointly planning a cooperation plan suited to local situations, Technical Cooperation supports the development and improvement of technologies that are appropriate for the actual circumstances of these countries, while also contributing to raising their overall technology levels and setting up new institutional frameworks and organizations. These enable partner countries to develop problem-solving capacities and achieve economic growth.

        Total Technical Cooperation expenditures (excluding management expenses and including expenses of technical assistance related to ODA Loans under Finance and Investment budget) for the fiscal year ended March 31, 2016 were ¥191.7 billion.

        The following table provides breakdowns of JICA's Technical Cooperation operations in terms of expenditures (excluding management expenses) by geographical region and sector for JFY 2015:

Technical Cooperation

For the year ended March 31, 2016
(%)
Distribution by Region
Asia	38
Africa	22
Middle East	5
North and Latin America	9
Europe	2
Others	24

Total	100

Distribution by Sector
Public Works and Utilities	19
Agriculture, Forestry and Fisheries	13
Planning and Administration	13
Human Resources	11
Health and medical care	6
Others	38

Total	100

        Technical Cooperation includes acceptance of training participants, dispatch of experts, provision of equipment and implementation of studies aimed at supporting policymaking and planning of public works projects.

Grant Aid

        Grant Aid, which is an assistance method that provides necessary funds to promote socioeconomic development, is financial cooperation with developing countries with no obligation for repayment. Particularly in developing countries with low income levels, Grant Aid is broadly implemented for building hospitals, bridges and other socioeconomic infrastructure, as well as for promoting education, HIV/AIDS programs, children's healthcare and environmental activities, which directly support the improvement of living standards.

        Assistance is given to development projects that are essential in developing countries' nation building, including: construction of hospitals or schools and increasing access to safe water supply to satisfy basic human needs; improvement of irrigation systems to promote development of communities and agricultural productivity; construction of roads and bridges to build socio-economic foundations; building facilities to promote environmental conservation; and developing human resources. In recent years, assistance has also been provided for peacebuilding, developing business environments, disaster prevention and reconstruction after disasters, and measures to cope with climate change. Where necessary, technical guidance for operation and maintenance (soft components) is also provided, so that the facilities and other systems financed by Grant Aid are sustainably managed.

        Total new agreements under JICA's Grand Aid operations for the fiscal year ended March 31, 2016 were ¥111.7 billion.

        The following table provides breakdowns of JICA's Grant Aid operations in terms of total agreement amount by geographical region and sector for JFY 2015:

Grant Aid

For the year ended March 31, 2016
(%)
Distribution by Region
Asia	50
Africa	33
Middle East	3
North and Latin America	4
Others	10

Total	100

Distribution by Sector
Public Works and Utilities	50
Agriculture, Forestry and Fisheries	11
Planning and Administration	6
Human Resources	10
Health and Medical Services	10
Others	13

Total	100

Finance and Investment

        Finance and Investment supports the efforts of developing countries to advance by providing these nations with the capital necessary for development under long-term and substantially lower interest rates than commercial rates. The primary types of Finance and Investment are ODA Loans and Private Sector Investment Finance ("PSIF"):

  •
  ODA Loans promote efficient use of the borrowed funds and appropriate supervision of the relevant projects, bolstering the developing countries' ownership in the development process. ODA Loans are divided into Project-type Loans (including Project Loans, which account for the largest portion of ODA Loans, and finance projects such as roads, power plants, irrigation, water supply and sewerage facilities) and Non-Project Loans (including Program Loans, which support the implementation of national strategies and poverty reduction strategies and Commodity Loans, which provide settlement funds for urgent and essential imports of materials). In addition, JICA developed sovereign-based lending denominated in U.S. dollars to developing countries beginning in JFY 2016. As of March 31, 2016, the total amount of ODA Loans outstanding was ¥11,783 billion as measured by aggregate loans receivable from all borrowing countries and organizations.

  •
  Private Sector Investment Finance aims to stimulate economic activity and improve the living standards of people in developing countries through equity investments and loans for projects undertaken in developing countries by the private sector. As of March 31, 2016, the total amount of Private Sector Investment Finance outstanding was ¥43 billion as measured by aggregate loans receivable from all borrowing countries and organizations.

        ODA Loans in particular enable the provision of finance in larger amounts compared with Technical Cooperation or Grant Aid. Thus, this form of aid has been well utilized for building large-scale basic infrastructure in developing countries.

        JICA applies preferential terms for certain sectors and fields, namely: global environmental problems and climate change, health and medical care and services, disaster prevention and reduction, and human resource development.

        Unlike Technical Cooperation or Grant Aid, Finance and Investment requires full repayment by the recipient country, which encourages the beneficiary country to focus closely on the importance and priority of projects and to make efforts to allocate and utilize the funds as efficiently as possible. In addition, as an ODA Loan is financial assistance with a repayment obligation, this method of assistance places a relatively small fiscal burden on the Japanese government and represents a sustainable instrument for ODA.

        Total new Finance and Investment commitments for the fiscal year ended March 31, 2016 were ¥2,261 billion.

        The following table provides breakdowns of JICA's Finance and Investment operations in terms of commitment amount by geographical region and sector for JFY 2015:

Finance and Investment
(ODA Loans and PSIF)

For the year ended March 31, 2016
(%)
Distribution by Region
Asia	65
Africa	8
Middle East	9
Europe	8
Others	10

Total	100

Distribution by Sector
Transportation	44
Electric Power and Gas	18
Social Services	18
Program Loans	6
Others	14

Total	100

Scale of Japan's and JICA's ODA Programs in Recent Years

        In the year ended December 31, 2015, Japan's total ODA disbursements amounted to U.S.$15,165.89 million (¥1,835.10 billion) (provisional amount). Of this total, Grant Aid accounted for U.S.$2,765.91 million (¥334.68 billion), Technical Cooperation U.S.$2,369.75 million (¥286.74 billion), Finance and Investment U.S.$6,994.16 million (¥846.31 billion) and Contributions and Subscriptions to International Organizations U.S.$3036.08 million (¥367.37 billion, net disbursement basis).

        Looking at JICA's operations in the year ended March 31, 2016, Technical Cooperation implemented by JICA amounted to ¥191.7 billion, an increase of 8.7% from the previous fiscal year. Turning to Grant Aid, which JICA began implementing from October 2008, JICA implemented 154 projects amounting to ¥111.7 billion (grant agreement amount). Within Finance and Investment, ODA Loan was provided through 71 projects amounting to ¥2,074.5 billion (commitment basis), while Private-Sector Investment Finance amount totaled ¥186.4 billion (commitment basis).

        The table below sets forth trends in the scale of JICA's programs for Technical Cooperation, Finance and Investment Commitments and Grant Aid for the past ten years:

	For the year ended March 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
	(in billions of yen)
Technical Cooperation Disbursements for the Past Ten Years	¥151.2	¥146.1	¥150.8	¥176.0	¥168.8	¥188.9	¥167.8	¥177.3	¥176.4	¥191.7
Finance and Investment Commitment Amounts for the Past Ten Years.	763.7	901.2	929.4	967.6	538.9	949.4	1,226.7	985.8	1,015.9	2,260.9
Scale of Grant Aid for the Past Ten Years	110.4	96.4	111.1	136.8	118.1	111.0	141.6	115.8	111.2	111.7

JICA's Path for Development Activities

        JICA will develop and implement specific programs and projects based upon the Development Cooperation Charter, which was endorsed by the Japanese government in February 2015. Specifically, JICA will focus upon: (i) quality growth and mitigating disparities; (ii) promoting peacebuilding and the sharing of universal values; (iii) strengthening its operational engagement on global issues and the international aid agenda; (iv) expanding and deepening strategic partnerships; and (v) supporting an active role for women and their empowerment in developing countries.

JICA's Development Cooperation Achievements

        In carrying out development activities in line with the Development Cooperation Charter, JICA draws on its track record of accomplishments achieved through the provision of ODA Loans. During the ten-year period from JFY 2005 to JFY 2014, JICA provided ODA Loans for construction and other infrastructure projects that have contributed to the following achievements, as determined in ex-post evaluations of the relevant projects:

  •
  Safe drinking water.  Provided access to safe drinking water to approximately 42.89 million people in developing countries;

  •
  Flood control systems.  Protected approximately 32.81 million people in developing countries from natural disaster risk;

  •
  Airport facilities.  Met the air transportation needs of approximately 109.21 million people in developing countries on an annual basis;

  •
  Railroad facilities.  Met the rail transportation needs of approximately 1.90 billion people in developing countries on an annual basis;

  •
  Roads.  Built approximately 8,807 km of new roads and repaired approximately 23,702 km of existing roads in developing countries, contributing to traffic volumes of approximately 3.45 million vehicles per day;

  •
  Ports.  Constructed port facilities in developing countries with capacity to handle approximately 620.47 million tons of freight per year;

  •
  Power plants.  Met power generation needs in developing countries through the supply of 109,313GWh of electricity per year (equivalent to the electricity consumption needs of approximately 41.27 million people based on worldwide averages in 2015); and

  •
  Forestation.  Supported forestation efforts in developing countries on the scale of approximately 2.79 million ha (or 12.75 times the land area of Tokyo Metropolis).

Key Regional Initiatives

Southeast Asia and the Pacific

        JICA provides cooperation that focuses on regional capacity development to support the extensive socioeconomic transformation and diversity in development needs, in line with the Development Cooperation Charter announced in February 2015. In particular, JICA extends support for the development of soft and hard infrastructure and the narrowing of the development gap within the Southeast Asian region and in individual countries to achieve sustainable economic growth. JICA also cooperates in various fields such as disaster risk reduction, maritime safety, the rule of law, health, women's empowerment, and peacebuilding utilizing Japanese knowledge, technology, and experience.

        As the importance of countries in the Pacific region in economic growth increases, JICA aims to continue to provide aid in order to accelerate growth in the Pacific region.

East Asia and Central Asia

        In East Asia, JICA supports regional stability and growth that is sound and sustained, providing cooperative assistance that strengthens economic relationships that are both reciprocal and mutually beneficial. JICA's cooperation in parts of the region extends to challenges faced by Japan as well, such as measures against cross-border pollution, infectious diseases and food safety-related issues. In other parts of the region, JICA has focused on the promotion of sustainable development in the industrial sector and enhancement of governance, inclusive growth by increasing employment at small and medium-sized businesses, and enhancement of urban centers through technical cooperation.

        In Central Asia and the Caucasus, JICA provides assistance to promote intra-regional cooperation and the promotion of democracy and market economies. Cooperation priorities include programs for improving electric-power and transportation infrastructure in Central Asia and programs to enhance market economies by activating the private sector.

South Asia

        In South Asia, JICA concentrates on promoting quality growth and reducing poverty through the building of infrastructure such as transportation systems, electricity, water supply and sewerage services, by strengthening political systems and by promoting cooperation with Japanese private companies. JICA also provides peacebuilding and reconstruction aid to contribute to the peace and stability of countries and areas in the South Asian region. Further, JICA provides support following natural disasters in cooperation with international organizations and other partners, as well as providing support for measures on climate change and for protecting the environment.

Latin America and the Caribbean

        In Central America and the Caribbean, JICA supports economic infrastructure improvement and human resource development in order for each country to achieve growth. JICA is focused on building a sustainable and resilient society by addressing global issues such as the promotion of a shift toward renewable energy and energy efficiency as well as projects intended to mainstream the concept of disaster risk reduction. JICA is extending support to improve the quality of public services, health care and education. In addition, JICA is providing support through cooperation with both regional organizations, including Sistema de la Integración Centroamericana ("SICA"), and international organizations, such as the Inter-American Development Bank, through which it has expanded its assistance in the area of energy saving and renewable energy projects.

        In South America, JICA is providing support for improving lagging infrastructure development and creating an investment environment. Furthermore, JICA is assisting countries in enhancing their administrative capability as a foundation to facilitate private economic activities and ensure public security, as well as in improving the urban environment. JICA is also addressing such global issues by, for example, providing emergency disaster relief and enhancing disaster response capabilities.

Africa

        The Sixth Tokyo International Conference on African Development ("TICAD VI") was held in August 2016 in Nairobi, Kenya. Discussions at the summit culminated in the adoption of the Nairobi Declaration, which identifies three priority areas for addressing newly emerging challenges in Africa's development: "promoting structural economic transformation through economic diversification and industrialization", "promoting resilient health systems for quality of life" and "promoting social stability for shared prosperity". During TICAD VI, JICA committed to continuing its contributions to development in Africa by supporting Africa's initiatives based on the Nairobi Declaration. JICA also affirmed the importance of "Agenda 2063", which is the African Union's long-term development vision for the upcoming decade, as a key initiative to guide JICA's and the international community's efforts to confront newly emerging development challenges in Africa.

Middle East and Europe

        The Middle East and Europe, including approximately 30 countries in Central Eastern Europe, the Middle East and North Africa, is a strategically important region for Japan for securing energy resources and trade routes, and therefore peace and stability in these regions is vital. JICA provides flexible assistance in accordance with the needs and individuality of the region, based on four key strategies: "promoting human security and peacebuilding", "promoting quality growth", "contributing to environmental issues beyond national borders" and "cooperating with emerging donors".

Issue-specific initiatives

Millennium Development Goals and Sustainable Development Goals

        During the Millennium Summit held in September 2000 in which 189 countries participated, the United Nations ("UN") Millennium Declaration (the "Declaration") was adopted, and it set the goals to be achieved by the international community in the 21st century. The Declaration served to clarify the direction and role of the UN on issues of peace and security, development and poverty, the environment, human rights and protecting the vulnerable.

        The Millennium Development Goals (the "MDGs") were then established as a common framework by integrating the Declaration and the international development goals adopted by major international conferences and summits in the 1990s. The MDGs consist of eight goals that were to be achieved by 2015, and which consisted of the following: (a) eradicate extreme poverty and hunger, (b) achieve universal primary education, (c) promote gender equality and empower women, (d) reduce child mortality, (e) improve maternal health, (f) combat HIV/AIDS, malaria and other diseases, (g) ensure environmental sustainability and (h) develop a global partnership for development.

        The Sustainable Development Goals ("SDGs") were adopted at the UN Sustainable Development Summit in September 2015. The SDGs aim to promote efforts to resolve or ameliorate issues that have not been resolved under the MDGs and to set universal goals and targets for new and emerging issues. JICA will continue to contribute to the establishment of a new development framework in developing countries by building on and extrapolating from its past support.

        For information on JICA's track record of achievements in furtherance of development cooperation goals that are broadly consistent with the MDGs, see "—JICA's Path for Development Activities—JICA's Development Cooperation Achievements". In addition, the following are some examples of JICA's operations geared towards achieving the goals set out in the MDGs:

Infrastructure and Peace Building

        The Infrastructure and Peace Building Department of JICA is involved in a wide variety of projects including developing national infrastructure such as urban and regional development planning, transportation, information and communication technology. JICA also extends cooperation for strengthening organizations and training people for the maintenance and operation of these infrastructure systems.

Human Resource Development

        Starting in JFY 2014, JICA has implemented dynamic programs that bring together its initiatives and advance "visible" outcomes, and promote mutual learning that transcended national borders and sectors. JICA continues to assist with people-centered development in the fields of education, social security and health. Under the principle of human security, JICA will focus on people and accelerate the efforts that bring together a diverse range of fields and national activities to tackle issues that directly affect people.

Global Environment

        JICA works with the international community to support developing countries, in various ways, in improving the global environment, protecting people's lives, and achieving healthier lives. The Global Environment Department of JICA's responsibilities cover a wide scope, including environmental conservation and management, water and sanitation issues, and disaster risk reduction.

Rural Development

        JICA has viewed rural development as an important area since it began international cooperation. Traditionally, JICA had provided assistance in the area of canal irrigation and rice cultivation in South East Asia. However, in recent years, the focus has shifted towards African nations which has led to new business developments in agriculture. JICA provides cooperation to address the issues of agricultural, maritime and rural development aiming to ensure a stable food supply to people in both rural and urban communities, thereby driving economic development at national and regional levels. In recent years, JICA has concentrated on providing support for regional development under the initiatives of Smallholder Horticulture Empowerment and Promotion and for increased food production with the Coalition for African Rice Development.

Industrial Development and Public Policy

        The Industrial Development and Public Policy Department of JICA comprises the private sector development, energy and mining and governance groups. In recent years, the private sector has gained more importance in developing market and economic growth in developing countries. JICA assists developing countries in strengthening their private sectors and also strives to strengthen governance through cooperation in establishing legal and judicial frameworks. Through these activities, JICA promotes sustainable growth as well as democratic and fair societies in developing countries.

Partnership for Quality Infrastructure

        At the occasion of the 21st International Conference on the Future of Asia held in May 2015, in order to promote infrastructure investment in Asia both in terms of quantity and quality, Prime Minister of Japan Shinzo Abe announced the Partnership for Quality Infrastructure. Under this Partnership, the Government of Japan promotes "quality infrastructure investment" in collaboration with other countries and international organizations. To this end, Japan, in collaboration with the strengthened Asian Development Bank ("ADB"), will provide approximately U.S.$110 billion for quality infrastructure development in Asia over a five-year period. Following the announcement, JICA and ADB signed a Memorandum of Understanding (the "MOU") providing a framework for the partnership between the two organizations. There are two main provisions specified in the MOU:

        1.    Establishment of a trust fund for supporting public-private and other private sector infrastructure projects.     By the end of JFY 2016, JICA will make an equity contribution out of its PSIF to a trust fund established by ADB. This fund will be used to finance quality infrastructure projects structured under public-private partnerships or on a fully-private basis in conjunction with private sector financing from ADB. With a target of providing up to U.S.$1.5 billion in financing over five years, this initiative is expected to facilitate further development of large-scale private infrastructure projects in Asia.

        2.    Co-financing framework for supporting the governments of developing countries to promote public infrastructure.    To promote quality public infrastructure in Asia, JICA and ADB will provide sovereign loans to the governments of developing countries with a goal of reaching U.S.$10 billion through co-financing between the two agencies over five years. Long-term assistance plans will be formulated by JICA and ADB for target countries and, based on these plans, the two agencies will provide technical assistance required for project preparation and implementation, while leveraging the comparative advantages of each institution.

Budget

        The following table sets forth summary budget information in terms of budgeted expenses for the three main arms of operations of JICA for JFY 2015 and JFY 2016:

Budget for Three Main Arms of Operations

	For the year ended	For the year ending
	March 31, 2016	March 31, 2017
	(in billions of yen)
Finance and Investment	¥988.5	¥1,052.5
Technical Cooperation	147.9	150.7
Grand Aid	160.5	162.9

Total	¥1,296.9	¥1,366.1

Funding

        Finance and Investment operations are funded in accordance with the government of Japan's ODA commitments and carried out in line with policies implemented by the Japanese Cabinet, and JICA is authorized by statute to borrow from the Japanese government on a long-term basis or issue bonds in order to fund these operations. Over the past three fiscal years, the amount of available funding for JICA's Finance and Investment operations under JICA's funding plan has increased, as shown in the following table:

Finance and Investment Account Funding Plan

	JFY2014	JFY2015	JFY2016
	(in billions of yen)
Contribution from the government	¥48.5	¥48.3	¥44.4
Fiscal Investment and Loan Program (FILP)(1)	482.0	436.6	468.0
Borrowing from FILP	422.0	376.6	393.0
Government-guaranteed bonds	60.0	60.0	75.0
FILP Agency Bonds(2)	80.0	60.0	60.0
Others	378.0	443.6	480.1

Total	¥988.5	¥988.5	¥1,052.5

Notes:

(1)
See "Japan—Fiscal Investment and Loan Program".

(2)
Refers to non-government-guaranteed domestic bonds issued pursuant to FILP.

Funding Track Record

        Pursuant to JICA's authority to issue bonds to fund its Finance and Investment operations, JICA has developed a track record of issuing bonds in both domestic and international markets.

        Since December 2008, JICA has issued 38 non-government-guaranteed bonds in domestic markets, totaling ¥485 billion. The following table provides JICA's issuance record of non-government-guaranteed bonds since December 2015:

Bond	Issue Date	Amount	Coupon	Term
		(in billions of yen)	(%)	(years)
33rd	December 2015	¥10	1.130	20
34th	February 2016	10	0.245	10
35th	June 2016	10	0.080	10
36th	June 2016	10	0.313	20
37th	September 2016	20	0.100	10
38th	September 2016	15	0.590	30

        JICA issued its first government-guaranteed Euro-dollar bonds in November 2014. The following table provides JICA's issuance record of government-guaranteed bonds:

Bond	Issue Date	Amount	Coupon	Term
		(in millions of dollars)	(%)	(years)
1st	November 2014	$500	1.875	5
2nd	October 2016	$500	2.125	10

Guidelines for Environmental and Social Considerations

        Although JICA's various projects aim for social and economic development, there is the risk that such initiatives may involve a risk of negative impact on the environment including air, water, soil, or ecosystem as well as negative impact on society such as involuntary resettlement or infringement of rights of indigenous peoples. In order to achieve sustainable development, any project's impact on the environment and society must be assessed and any means and costs to avoid, minimize or compensate for such impact is integrated into the project itself. This internalization of environmental and social cost into the development cost is the gist of Environmental and Social Considerations ("ESC"). JICA has set out Guidelines for ESC which set forth JICA's responsibilities and required procedures, together with obligations of partner countries and project proponents, in order to put ESC into practice.

        JICA's partners, including host countries, borrowers and project proponents bear the primary responsibility for ESC. JICA's role is to examine ESC undertaken by project proponents in their development projects and to provide necessary support to ensure that the appropriate ESC are put into practice and that any adverse impact is avoided or minimized to an acceptable level.

Risk Management

        The operations of financial institutions involve various risks, including credit risk, market risk, liquidity risk, operational risk and other risks. As a government agency, JICA conducts financial operations to achieve policy objectives. The nature as well as the volume of risks in JICA's operations and the ways to deal with them differ from the risks and countermeasures at private financial institutions. Nonetheless, it is essential for JICA to have appropriate risk management just as at a financial institution.

        In line with the global trend of increasingly focusing on risk management among financial institutions and regulators, JICA is constantly improving its risk management of the Finance and Investment Account.

        More specifically, risk management of the Finance and Investment Account is positioned as a managerial issue that needs to be addressed systematically by the entire organization. JICA has thus adopted a risk management policy for its operations. Under such policy, JICA identifies, measures and monitors various risks. The objective of this policy is to ensure sound and effective operations and to earn returns commensurate with risks.

        JICA has established a Risk Management Committee for the Finance and Investment Account that examines important issues related to integrated risk management.

        JICA manages various risks associated with Finance and Investment operations as follows:

Credit Risk

        Credit risk refers to the potential loss from difficulties or failure to recover credit assets due to the deteriorating financial condition of a debtor. The main area of Finance and Investment operations is lending. See "—Operations". Consequently, the control of credit risk is a major part of JICA's risk management. Sovereign risk makes up a considerable part of the credit risk that accompanies ODA Loans.

        JICA, as an official financer, evaluates sovereign risk by making full use of information gathered through communication with the governments and relevant authorities in the recipient countries, multilateral institutions such as the International Monetary Fund and the World Bank, other regional and bilateral donor organizations and private financial institutions in developed countries. With respect to "PSIF", JICA assesses the risk associated with lending to private entities as well as country risk and currency risk.

Credit Rating System

        JICA has established a credit rating system as part of the organization's operating procedures that covers all borrowers. Credit ratings are the cornerstone of credit risk management, being used for conducting individual credit appraisals and quantifying credit risks. Credit ratings are divided into two categories: sovereign borrowers and non-sovereign borrowers. A different credit rating system is used for each category. Ratings are subsequently updated as appropriate.

Self-Assessment of Asset Portfolio

        When managing credit risks, it is important for JICA to make proper self-assessments of its loan portfolio and implement write-offs and loan loss provisions in a proper and timely manner. Based on the Financial Inspection Manual prepared by the Financial Services Agency of Japan, JICA has developed internal rules for assessment. To ensure an appropriate checking function, in this process, the first-stage assessment is conducted by the relevant departments in charge of lending and investment, and the second-stage assessment is conducted by the credit risk analysis department. An accurate understanding of asset quality is essential to maintain JICA's financial soundness as well as for disclosure.

Quantifying Credit Risk

        In addition to individual credit risk management, JICA is working on quantifying credit risks with a view to evaluating the risk of the overall loan portfolio. To do that, it is important to take into account the characteristics of JICA's loan portfolio, a significant proportion of which consists of long-term loans and sovereign loans to developing and emerging countries. Also, JICA takes into account multilateral mechanisms for securing assets such as the Paris Club which is a unique framework for debt management by official creditor countries. By incorporating these factors in the credit risk quantification model, JICA measures credit risks and utilizes it for internal controls.

        The following table shows the ratio of JICA's risk-monitored loans, which includes loans to debtor in legal bankruptcy, past due loans, loans in arrears by three months or more and restructured loans, to total loans receivable, as of the dates indicated:

	As of March 31,			As of September 30,
	2014	2015	2016	2016
	(in billions of yen except for ratio)
Loans to Debtor in Legal Bankruptcy	—	—	—	—
Past Due Loans	¥69	¥68	¥64	¥87
Loans in Arrears by Three Months or More	18	—	—	—
Restructured Loans	795	771	750	714

Total (A)	¥881	¥840	¥814	¥801
Balance of Loans Receivable (B)	11,137	11,292	11,566	11,536

A / B (%)	7.91%	7.44%	7.04%	6.94%

Market Risk

        Market risk refers to the potential losses incurred through changes in the value of assets and liabilities caused by fluctuations in foreign currency exchange rates and/or interest rates. JICA bears risks arising from long-term fixed rate interest loans due to the characteristics of its lending activities. In this regard, JICA is enhancing its capacity to absorb interest rate risk by using capital injections from the General Account Budget of the Japanese government.

        Furthermore, interest rate swaps are carried out exclusively for the purpose of hedging interest rate risk. In order to control counterparty credit risk of interest rate swaps, the market value of transactions and credit worthiness of each counterparty are constantly assessed and collateral is secured when necessary.

        With the introduction of operations such as Japanese ODA Loans with the option for borrowers to repay in currencies other than yen adopted in JFY 2012 and dollar-denominated Japanese ODA Loans starting from the year ending March 31, 2017, currency risks may arise from the conversion of yen-denominated loans into foreign currency-denominated loans or from exchange rate fluctuations generally, although JICA has not implemented the new operations as of September 2, 2016.

        Consequently, currency risk is hedged through currency swaps. Moreover, when foreign currency-denominated investments are extended in PSIF, currency risk is assumed in connection with the valuation of investments. JICA manages this currency risk through regular and continuous monitoring of exchange rate fluctuations in the currency of the country in which the counterparty is located.

Liquidity Risk

        Liquidity risk refers to the risk of having difficulty securing sufficient funds due to a deterioration of JICA's credit or to an unexpectedly large increase in expenditures or an unexpectedly large decrease in revenues. JICA uses many measures to avoid liquidity risk through management of its cash flow. This includes efforts to secure multiple sources of funds such as agency bonds and borrowing under fiscal investment and loan programs established by JICA.

Operational Risk

        Operational risk refers to potential losses incurred from work processes, personnel activities, improper systems or other external events. For JICA, this refers to risks that stem from its operations, systems and internal or external misconduct. JICA manages the operational risk as part of the efforts to promote its compliance policy.

Management and Officers

        The names, current positions and previous positions of executive officers and auditors as of March 8, 2017 are as follows:

Title	Name	Date of appointment	Previous position
President	Shinichi Kitaoka	October 1, 2015	President, the International University of Japan
Executive Senior Vice-President	Kazuhiko Koshikawa	May 23, 2016	Ambassador, Embassy of Japan in Spain
Senior Vice-President	Hiroshi Kato	October 1, 2013 (Reappointment)	Senior Special Advisor, Japan International Cooperation Agency
Senior Vice-President	Hidetoshi Irigaki	October 1, 2015	Director General, Southeast Asia and Pacific Department, Japan International Cooperation Agency
Senior Vice-President	Yasushi Kanzaki	October 1, 2015	Director General, Budget, Personnel, and Management Systems Department, Asian Development Bank
Senior Vice-President	Kenichi Tomiyoshi	October 1, 2015	President Director, Jakarta Office, Japan External Trade Organization
Senior Vice-President	Shinya Ejima	October 1, 2016	Director General, Operations Strategy Department, Japan International Cooperation Agency
Senior Vice-President	Noriko Suzuki	October 1, 2016	Director General, Secretariat of Japan Disaster Relief team, Japan International Cooperation Agency
Senior Vice-President	Masaaki Kato	December 1, 2016	Chief Security Officer, Japan International Cooperation Agency
Senior Vice-President	Toru Maeda	January 18, 2017	Director General, General Affairs Department, Japan International Cooperation Agency
Auditor	Hajime Kurokawa	October 1, 2011 (Reappointment)	Manager, Public Sector, Deloitte Touche Tohmatsu LLC
Auditor	Hiromi Machii	January 1, 2014 (Reappointment)	Compliance Officer, SG Assetmax Co., LTD
Auditor	Eiji Inui	October 1, 2015	Director General, Africa Department, Japan International Cooperation Agency

(1)
Senior vice-presidents and auditors are listed in the order of their appointment.

(2)
Number of executive officers and auditors: pursuant to Article 7 of the JICA Act, there shall be one president and three auditors, and there may be one executive senior vice-president and up to eight senior vice-presidents.

(3)
Terms of office of executive officers and auditors: pursuant to Article 21 of the Act on General Rules for Incorporated Administrative Agencies, the term of office of the president is from the date of appointment until the last day of the mid-term plan currently in effect at the time of the appointment, and the term of office of each auditor is from the date of appointment until the date that the audited financial statements covering the final fiscal year of the mid-term plan for which such auditor is responsible are approved. Pursuant to Article 9 of the JICA Act, the term of office of the executive senior vice-president, if any, is four years, and the term of office of the senior vice-presidents, if any, is two years.

Employees

        JICA employed 1,882 full-time employees across 15 domestic offices (including the Headquarters in Tokyo) and 96 overseas offices as of December 1, 2016.